ENDURANCE EXPLORATIONS GROUP, INC.,

a Nevada corporation

ENDURANCE EXPLORATIONS GROUP, LLC,

a Florida limited liability company

(100% owned by Endurance Exploration Group, Inc.)

DEEP OCEAN RESEARCH,

a Panamanian company

(100% owned by Endurance Explorations Group, LLC)